[UNITED RENTALS LOGO]


FOR IMMEDIATE RELEASE

                UNITED RENTALS EXTENDS $22.75 PER SHARE CASH
                TENDER OFFER FOR RENTAL SERVICE CORPORATION

                   United Rentals To Nominate Independent
            Slate of Directors at Rental Service Annual Meeting



      GREENWICH, CT, June 21, 1999 - United Rentals, Inc. (NYSE: URI) today announced that it has extended its $22.75 per share cash tender offer for shares of Rental Service Corporation (NYSE: RSV) to midnight, New York City time, on July 30, 1999. The tender offer was previously scheduled to expire at midnight on June 18, 1999.

      As of midnight on June 18, Rental Service stockholders had validly tendered 2,826,960 shares pursuant to the tender offer, representing approximately 11.6% of the 24,268,770 common shares outstanding.

      United Rentals announced its $22.75 per share all cash offer for the outstanding shares of Rental Service on April 5. The offer represents a 32% premium to Rental Service's closing price on the last day of trading prior to the announcement.

      The Company previously announced that it is soliciting written consents from Rental Service stockholders for the replacement of the current Rental Service board with independent nominees. United Rentals today announced that it will also nominate the same individuals to stand for election to the board at the Rental Service annual meeting scheduled for August 27, 1999. United Rentals will solicit proxies in support of these independent nominees.

      United Rentals, Inc. is the largest equipment rental company in North America and serves over 900,000 customers through its network of 506 locations in 41 states, six Canadian provinces and Mexico.

                                 ###
Investor contact:                Media contact:
Robert Miner                     Fred Bratman or Tracy Williams
United Rentals, Inc.             Sard Verbinnen & Co.
Phone: 203-622-3131              Phone: 212-687-8080
Fax: 203-622-6080                Fax: 212-687-8344
E-mail: BMINER@UR.COM            E-mail: FBRATMAN@SARDVERB.COM
                                 or TWILLIAMS@SARDVERB.COM